UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-35565

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE SAVINGS PLAN

DECEMBER 31, 2018 AND 2017

AbbVie Savings Plan

C O N T E N T S

December 31, 2018 and 2017 and for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AbbVie Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 18, 2019

AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

(Dollars in thousands)

	2018	2017
Assets
Cash	$2,632	$—
Investments, at fair value	4,846,378	4,966,211
Employer contributions receivable	8,035	—
Notes receivable from participants	46,926	46,915
Accrued interest and dividend income	1,023	815
Due from brokers	332	268

Total assets	4,905,326	5,014,209

Liabilities
Other liabilities	—	661
Accrued administrative expenses	80	80
Due to brokers	1,875	1,703

Total liabilities	1,955	2,444

NET ASSETS AVAILABLE FOR BENEFITS	$4,903,371	$5,011,765

The accompanying notes are an integral part of these statements.

AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2018

(Dollars in thousands)

Additions
Contributions
Employer	$97,731
Participant	189,158
Rollovers	29,000

Total contributions	315,889

Investment income (loss)
Net depreciation in fair value of investments	(270,541)
Interest and dividends	145,954

Net investment loss	(124,587)

Interest income on notes receivable from participants	1,817

Total additions	193,119

Deductions
Benefits paid to participants	300,294
Other expenses	1,219

Total deductions	301,513

NET DECREASE	(108,394)

Net assets available for benefits
Beginning of year	5,011,765

End of year	$4,903,371

The accompanying notes are an integral part of this statement.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of AbbVie Inc. (“AbbVie”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Alight Solutions serves as the record keeper of the Plan.  The Northern Trust Company (“Custodian” and “Trustee”) serves as the custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Plan Trust (“Trust”).  The Trust is administered by the Trustee and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 50% (25% prior to January 1, 2018) of their eligible earnings to the Trust.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature.  Participants may choose to make their contributions from pretax earnings, after-tax earnings or both.  The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the Internal Revenue Code (“IRC”).  All the contributions are subject to certain limitations of the IRC.  Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2018, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options, including AbbVie common shares.  AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies.  The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan’s year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with AbbVie within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2018, forfeitures reduced AbbVie’s contributions by approximately $447,000.  Approximately $121,000 and $23,500 of forfeitures were available at the end of 2018 and 2017, respectively.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Following retirement, termination or death, participants or their beneficiaries receive distributions in cash and/or AbbVie common shares and may receive them in installments, lump sums or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made or commence by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  In-service withdrawals are available in certain circumstances as defined by the Plan.  The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds, collective trust, and managed accounts are charged against the net assets of the respective fund.  AbbVie pays other record-keeping and administration fees, where applicable.  Expenses paid by AbbVie are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and AbbVie’s contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant.  Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from these funds is permitted daily.

Certificate of deposit and repurchase agreement - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Corporate debt - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.

U.S. Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation — Continued

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2018	Level 1	Level 2	Level 3	Total
Common stock	$1,573,942	$—	$—	$1,573,942
Mutual funds	1,308,204	—	—	1,308,204
Repurchase agreement	—	30,800	—	30,800
Corporate debt	—	229,043	—	229,043
Total assets at fair value	$2,882,146	$259,843	$—	3,141,989
Assets measured at NAV:
Collective trust funds				1,704,389
Total investments				$4,846,378

	Basis of Fair Value Measurement
2017	Level 1	Level 2	Level 3	Total
Common stock	$1,563,899	$—	$—	$1,563,899
Mutual funds	1,686,322	—	—	1,686,322
Certificate of deposit	—	5,006	—	5,006
Corporate debt	—	255,677	—	255,677
Total assets at fair value	$3,250,221	$260,683	$—	3,510,904
Assets measured at NAV:
Collective trust funds				1,455,307
Total investments				$4,966,211

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In July 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The guidance is effective for periods beginning after December 15, 2018.  Management is evaluating the impact on the Plan’s financial statements.

NOTE C — INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2018	2017
AbbVie common shares, 12,444,443 and 12,299,005 shares, respectively, (dollars in thousands)	$1,147,253	$1,189,437
Market value per share	$92.19	$96.71

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE C — INVESTMENTS - Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of a collective trust fund managed by the Trustee for the Plan.  The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.  During 2018, the Plan received $44.3 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Board of Review, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan has received a determination letter from the IRS dated August 20, 2018, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE F - TAX STATUS - Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and there were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value
*ABBVIE INC., common shares		$1,147,253

ABBOTT LABORATORIES, common shares		426,689

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH		198,892
AMERICAN FUNDS THE GROWTH FUND OF AMERICA		413,074
AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND		150,573
DIAMOND HILL SMALL/MID CAP FUND		92,528
GMO GLOBAL ASSET ALLOCATION SERIES FUND		134,806
JPMORGAN CORE BOND FUND		246,481
PIMCO ALL ASSET FUND		68,239
PIMCO SHORT-TERM PORTFOLIO INSTITUTIONAL		3,611

Collective trust funds
SSGA TARGET RETIREMENT 2015 SERIES FUND		11,292
SSGA TARGET RETIREMENT 2020 SERIES FUND		63,964
SSGA TARGET RETIREMENT 2025 SERIES FUND		95,845
SSGA TARGET RETIREMENT 2030 SERIES FUND		92,038
SSGA TARGET RETIREMENT 2035 SERIES FUND		67,509
SSGA TARGET RETIREMENT 2040 SERIES FUND		61,470
SSGA TARGET RETIREMENT 2045 SERIES FUND		37,730
SSGA TARGET RETIREMENT 2050 SERIES FUND		25,066
SSGA TARGET RETIREMENT 2055 SERIES FUND		8,222
SSGA TARGET RETIREMENT 2060 SERIES FUND		4,993
SSGA TARGET RETIREMENT INCOME SERIES FUND		16,690
VANGUARD INSTITUTIONAL 500 INDEX TRUST		623,247
VANGUARD INSTITUTIONAL EXTENDED MARKET TRUST		333,072
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND		260,929
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		2,322

Repurchase Agreement
MERRILL LYNCH 3.13% FROM 12-31-2018 TO 01-02-2019		30,800

Corporate Debt
BNG BANK N.V. 1.375% SNR 28/01/19		8,758
BNG BANK N.V. 1.5% SNR 15/02/2019		11,983
CAISSE DES DEPOTS FR SNR EMTN 09/19		800
CPPIB CAPITAL INC 1.25% GTD SNR 20/09/19		5,449
CSE D’AMORT DETTE 1.5% SNR MTN 28/01/2019		5,996
DEXIA CR LOC SA 1.875% 28/03/2019		399
ERSTE ABWICKLUNGS 1.625% SNR 21/02/2019		11,984
EXPORT DEV CANADA 1.5% SNR 04/04/19		6,982
EXPORT DEV CORP DISC COML PAPER 3/A3 YRS3&4 01-07-2019		4,998
EXXON MOBIL CORP FLTG RT 3.51813% DUE 03-01-2019		3,138
FIRST ABU DHABI BK 3% SNR EMTN 13/08/2019		2,493
FMS WERTMANAGEMENT ADJ RT 08-21-2019		4,401
FMS WERTMANAGEMENT FRN GTD SNR 02/19		5,002
FMS WERTMANAGEMENT FRN GTD SNR 08/19		1,000

14

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value
Corporate Debt - continued
FMS WERTMANAGEMENT FRN MTN 11/2019		1,001
FMS WERTMANAGEMENT FRN SNR 02/2019		2,000
FMS WERTMANAGEMENT GLOBAL NT 1% DUE 08-16-2019		2,474
GM FINL AUTOMOBILE LEASING TR 2018-3 ASSET BACKED NT CL A-2-A 2.74% 09-21-2020		2,997
HSH PORTFOLIO 2% GTD SNR 23/10/2019		1,988
KOMMUNALBANKEN AS FR SNR 03/20		10,010
KOMMUNALBANKEN AS FR SNR 06/20		1,338
KOMMUNALBANKEN AS FRN SNR FLTG RT 02/05/2019		9,505
KOMMUNINVEST I SVE FRN GTD SNR 05/19		6,502
KOREA NATL OIL CORP GLOBAL MEDIUM TERM NTRANCHE # TR 00005 2.75 DUE 01-23-2019		1,871
LANDWIRT RENTENBK FRN SNR EMTN 07/19		12,007
L-BANK BW FOERDERBANK BNDS 1.625% DUE 01/02/2019		2,497
MERCEDES-BENZ AUTO RECEIVABLES TR SER-18-1 CL-A1 2.35%		361
NATIONAL AUSTRALIA BK 2 DUE 02-22-2019		4,994
NED WATERSCHAPSBK FR SNR 02/20		8,002
NED WATERSCHAPSBK FR SNR 08/19		4,201
NED WATERSCHAPSBK FRN EMTN 03/2019		4,001
NED.FINANCE FRN SNR 10/2019		5,107
NED.FINANCE.MAATS FRN SNR 01/2020		1,404
NED.FINANCE.MAATS FRN SNR 04/2019		1,001
NEDER WATERSCHAPSBANK 1.875% 13/03/2019		11,983
NORDRH-WESTFALEN FRN SNR 05/2019		12,003
NRW BANK FRN SNR 01/2019		11,001
NRW BANK FRN SNR 02/2019		12,504
NRW BANK FRN SNR 03/2019		12,613
NTT FINANCE CORP FR SNR EMTN 06/20		702
ONTARIO PROV CDA BD 2 DUE 01-30-2019		2,999
Q 0 07/21/19 DUE 07-21-2019		3,705
QATAR(STATE OF) 5.25% SNR 20/01/2020		715
SANTANDER UK PLC 2.5% DUE 03-14-2019		899
TEMASEK FINL I LTD GLOBAL MEDIUM TERM NTTRANCHE # TR 00001 4.3 DUE 10-25-2019		2,877
WELLS FARGO BK N A SAN FRAN CAL FLTG 03-25-2020		398

*Loans to participants, 3.25% to 8.25%		46,926

		$4,893,304

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

15

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE PUERTO RICO SAVINGS PLAN

DECEMBER 31, 2018 AND 2017

AbbVie Puerto Rico Savings Plan

C O N T E N T S

December 31, 2018 and 2017 and for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AbbVie Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable,

1

and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 18, 2019

2

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

(Dollars in thousands)

	2018	2017
Assets
Cash	$69	$109
Investments, at fair value	308,484	336,960
Employer contributions receivable	2	—
Notes receivable from participants	6,513	8,760
Accrued interest and dividend income	45	42
Due from brokers	84	2

Total assets	315,197	345,873

Liabilities
Other liabilities	526	1
Accrued administrative expenses	—	29
Due to brokers	232	168

Total liabilities	758	198

NET ASSETS AVAILABLE FOR BENEFITS	$314,439	$345,675

The accompanying notes are an integral part of these statements.

3

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2018

(Dollars in thousands)

Additions
Contributions
Employer	$3,759
Participant	8,897
Rollovers	582

Total contributions	13,238

Investment income (loss)
Net depreciation in fair value of investments	(5,170)
Interest and dividends	8,851

Net investment income	3,681

Interest income on notes receivable from participants	278

Total additions	17,197

Deductions
Benefits paid to participants	48,187
Other expenses	246

Total deductions	48,433

NET DECREASE	(31,236)

Net assets available for benefits
Beginning of year	345,675

End of year	$314,439

The accompanying notes are an integral part of this statement.

4

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Employees of AbbVie Inc.’s (“AbbVie”) selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan’s sponsor is AbbVie Ltd.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Alight Solutions serves as the record keeper of the Plan.  The Northern Trust Company (“Custodian”) serves as the custodian.  Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Puerto Rico Savings Plan Trust (“Trust”). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 50% (25% prior to January 1, 2018) of their eligible earnings to the Trust.  Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both, subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (“PR Code”), as amended.  All the contributions are subject to certain limitations of the PR Code.  Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and for the year ended December 31, 2018, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

5

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options, including AbbVie common shares.  AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies.  The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2018, approximately $25,000 of forfeitures were used to reduce AbbVie’s contributions.  As of December 31, 2018 and 2017, approximately $3,600 and $1,478, respectively, of forfeitures were available.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made or commence by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations.  In-service withdrawals are available in certain circumstances as defined by the Plan.  The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

6

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund.  The Company pays other record-keeping and administration fees and Banco Popular de Puerto Rico trustee fees, where applicable.  Expenses paid by the Company are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant.  Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to the PR Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

7

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from these funds is permitted daily.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

8

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2018	Level 1	Level 2	Level 3	Total
Common stock	$176,097	$—	$—	$176,097
Mutual funds	81,576	—	—	81,576
Total assets at fair value	$257,673	$—	$—	257,673
Assets measured at NAV:
Collective trust funds				50,811
Total investments				$308,484

	Basis of Fair Value Measurement
2017	Level 1	Level 2	Level 3	Total
Common stock	$184,412	$—	$—	$184,412
Mutual funds	99,645	—	—	99,645
Total assets at fair value	$284,057	$—	$—	284,057
Assets measured at NAV:
Collective trust funds				52,903
Total investments				$336,960

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

9

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

New Accounting Pronouncement

In July 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The guidance is effective for periods beginning after December 15, 2018.   Management is evaluating the impact on the Plan’s financial statements.

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2018	2017
AbbVie common shares, 1,373,917 and 1,438,598, respectively (dollars in thousands)	$126,661	$139,127
Market value per share	$92.19	$96.71

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of a collective trust fund managed by the Custodian for the Plan.  The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.  During 2018, the Plan received $4.9 million in common stock dividends from AbbVie.

10

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS - Continued

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

On July 3, 2015, the Department of the Treasury of the Commonwealth of Puerto Rico issued its most recent letter to the effect that the Plan, as written, qualifies under Section 1081.01 of the PR Code and, consequently, is exempt from local income tax.  The Plan has been amended since the letter was issued.  The Plan’s management believes that the Plan is designed and is currently being operated in accordance with the applicable PR Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events and there were no subsequent events that require recognition or additional disclosure in these financial statements.

11

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan

EIN: 980429860, Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value
*AbbVie Inc., common stock		$126,661

Abbott Laboratories, common stock		49,436

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		4,863
American Funds Growth Fund of America, Class R6		13,199
American Funds Washington Mutual Investors Fund, Class R6		3,838
Blackrock Short-Term Investment Fund		22,134
Diamond Hill Small/Mid-Cap Fund		1,970
GMO Global Asset Allocation Series Fund, Class R6		3,838
J.P. Morgan Core Bond Fund		13,172
PIMCO All Asset Fund		2,702
Vanguard Total International Stock Index Fund		15,860

Collective trust fund
SSGA Target Retirement 2015 Series Fund		1,289
SSGA Target Retirement 2020 Series Fund		5,219
SSGA Target Retirement 2025 Series Fund		4,739
SSGA Target Retirement 2030 Series Fund		4,770
SSGA Target Retirement 2035 Series Fund		1,637
SSGA Target Retirement 2040 Series Fund		1,511
SSGA Target Retirement 2045 Series Fund		905
SSGA Target Retirement 2050 Series Fund		313
SSGA Target Retirement 2055 Series Fund		288
SSGA Target Retirement 2060 Series Fund		258
SSGA Target Retirement Income Series Fund		766
Vanguard Institutional 500 Index Fund		18,471
Vanguard Institutional Extended Market Fund		9,866
*Northern Trust Collective Short Term Investment Fund		779

*Loans to participants, 3.25% to 8.25%		6,513

		$314,997

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 18, 2019	By:	/s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator